February 19, 2008

Michael Moran

Accounting Branch Chief

Brian McAllister

Staff Accountant

Donna Di Silvio

Review Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Moran and McAllister and Ms. Di Silvio:

We are in receipt of your letter dated January 17, 2008 regarding our Form 10-K for the fiscal year ended September 29, 2007. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal quarter ending March 29, 2008.

Form 10-K for the Fiscal Year Ended September 29, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

1.	We refer you to paragraph four on page 20. Please expand your sales discussion and analysis to include known financial and operational information in an effort to clarify and quantify the material sales elements that create variability within the grocery segment. For example, we note you disclose approximately 74% of grocery segment sales are Advantage Card holders and these cards assist you in optimizing product offerings and promotions according to shopping patterns You also disclose the existence of ten product categories in this paragraph and disclose elsewhere there are meat and seafood departments, bakery, delicatessen, fuel station and pharmacies; yet you provide no quantitative nor qualitative analysis of grocery segment sales by either product offerings or departments. In circumstances where you disclose more than one business reason for a segment’s change in operations please quantify the incremental impact of each individual business reason within the overall change in the line item. See paragraph 26.b of SFAS No. 131 and Section III.A.3 of SEC Release No. 33-8350.

February 19, 2008

Response: We believe that our current disclosure complies with paragraph 26.b. of SFAS No. 131 and Section III.B.3 of SEC Release No. 33-8350.

Paragraph 26.b. of SFAS No. 131 states that “An enterprise shall disclose the following general information: …… b. Types of products and services from which each reportable segment derives its revenues.” It does not require quantification of products and services. The Merchandising section of Part I, Item 1 of the Form 10-K extensively describes the grocery segment products offered by the Company and the Company’s merchandising strategy. As components of this strategy are interrelated, it is not possible for us to quantify the incremental impact of each. Using the Commission’s example, the fact that 74% of grocery segment sales are to Advantage Card holders does not correlate to a quantifiable increase in sales.

Section III.B.3 of SEC Release No. 33-8350 requires us to discuss known trends and information in an effort to clarify material sales elements. We currently disclose and quantify the following:

•	Sales, with and without gasoline

•	Comparable store sales, with and without gasoline

•	Effect of new and closed stores

We disclosed that sales increased in substantially all product categories to indicate that our sales increase was broad based. The disclosure that percentage increases were greater in certain categories (such as gasoline or deli) is intended to indicate trends in customer preferences and relevance to the Company’s merchandising strategy. The dollar amounts are not always material. For example, the fiscal year 2007 increase in deli department sales was $8.2 million, less than 4% of the total grocery segment sales increase for fiscal year 2007. Deli department sales are approximately 3% of total grocery segment sales.

We believe the disclosure of individual product category sales is tantamount to defining product categories as identifiable segments under SFAS No. 131. The Company and the Commission agreed in a 2006 comment letter that the current disclosure of grocery segment operations was appropriate.

Finally, we reviewed filings with the Commission by peer grocery companies and did not find product category disclosures, presumably for many of the reasons cited above. In general, our sales disclosures were more extensive than those companies. We believe that further detailed disclosure by the Company would place the Company at a competitive disadvantage in relation to its industry peers.

February 19, 2008

Consolidated Balance Sheets, page 39

2.	Please state that Class B is convertible on the face of the balance sheet. See Rule 5-02.30 of Regulations S-X.

Response: We will revise the line item on the balance sheet as follows:

Class B, convertible to Class A, $0.05 par value; 100,000,000 shares authorized; issued and outstanding, 12,156,476 shares in 2007, 12,321,774 shares in 2006.

Note 1. Summary of Significant Accounting Policies, page 43

Inventories, page 43

3.	Please disclose the major categories of inventory. See Rule 5-02.6 of Regulation S-X.

4.	Please expand your disclosure to address whether or not your inventory valuation methods require certain management estimates and judgments such as estimates for shrinkage, warehousing and distribution costs related to inventory, and markdowns of merchandise inventories. To the extent estimates are used, please disclose the basis for your estimates as well as whether or not you have experienced any significant differences in your estimates of recovery compared to actual results.

Response: Over 99.5% of our total inventory is finished goods. We will revise the disclosure as follows:

Inventories – Substantially all of the Company’s inventory consists of finished goods. Warehouse inventories are valued at the lower of average cost or market. Store inventories are valued using the retail method under which inventories at cost (and the resulting gross margins) are determined by applying a calculated cost-to-retail ratio to the retail value of inventories. As an integral part of valuing inventory at cost, management makes certain judgments and estimates for standard gross margins, allowances for vendor consideration, markdowns and shrinkage. Warehousing and distribution costs are not included in the valuation of inventories. The Company reviews its judgments and estimates regularly and makes adjustments where facts and circumstances dictate. Period to period adjustments for vendor allowances, markdowns and shrinkage have historically not been significant.

Schedule III, page 60

5.	Please tell us why you have not included the Schedule III required by Rule 5-04(a)(1) of Regulation S-X. To the extent you believe that real estate activities do not represent a substantial portion of your business please provide a basis for you conclusion as well as any calculations to clarify our understanding of the response.

Response: We do not acquire or hold real estate for investment. Our real estate is, has been at one time, or will be used in the business and is therefore exempt from reporting in Schedule III in accordance with Rule 5-04(a)(1) of Regulation S-X. Furthermore, total assets

February 19, 2008

of the shopping center rentals operating segment comprise less than 10% of total consolidated assets. In, addition rental revenues related to shopping centers are less than 0.5% of total revenues in fiscal 2007. We do not believe this meets the definition of a “substantial portion” of our business as stated in Rule 5-04(a)(1) of Regulation S-X.

Exhibits 31.1 and 31.2

6.	Please revise the wording in each certification to be in the exact format provided by item 601(b)(31) of Regulation S-K. For example, in paragraph two you refer to “annual” report instead of “report.”

Response: We will change the wording of these certifications to the exact format provided by Item 601(b)(31) of Regulation S-K beginning with our Form 10-Q for the quarterly period ended March 29, 2008.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman Chief Financial Officer

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